Agricore United™

RECEIVED
2006 FEB -2 P 12:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 1, 2006

06010631

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Agricore United

Re: ~~United Grain Growers Limited~~ – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - February 1, 2006 - (Press Release – Agricore United Ready for New Opportunities)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
FEB 06 2006
THOMSON FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

SEC File No. 82-34725

Agricore United

AGRICORE UNITED READY FOR NEW OPPORTUNITIES

February 1, 2006 (Winnipeg) -Election results are in, a minority Conservative government is formed, and the Agricore United Board and Management are ready for the opportunity to take a fresh approach to the issues facing Canada's farmers.

"We look forward to working with all Members of Parliament who are going to Ottawa, either for the first time or who have been re-elected," says Agricore United Chair Wayne Drul. "Farmers have delivered rural voice to the governing party. This presents the Government of Canada with a unique opportunity to address the many concerns facing Canadian agriculture."

Drul says Agricore United would also like to thank the number of rural Members of Parliament, across the political spectrum, who have retired from politics and will not be part of the 39th Parliament. Public service is a large commitment that takes people away from family and community and we appreciate their efforts on behalf of Canadian farmers.

The large number of rural MPs now sitting on the government side should raise the profile of agriculture issues on the national agenda. In a letter to Prime Minister-designate Stephen Harper, Drul urges swift action on several key priorities; including farm income, world trade negotiations, grain marketing & transportation and the *Canada Grain Act.*

"The policy choices made by government over the next one to two years will define the direction of our industry for many years to come," Drul says. In the letter, Drul urges the Harper government to:

- Act on farm income issues, including its commitment to review and reform the Canada's farm safety net programs;
- Engage in the World Trade Organization (WTO) negotiations to ensure the interests of export-dependent farmers are represented;
- Implement the promised biofuels mandate, with measures to encourage use of Canadian grain;
- Address farmers' concerns within the marketing system;
- Introduce long overdue changes to the grain transportation system in line with the recommendations of the Estey and Kroeger reports; and
- Proceed with reform of the *Canada Grain Act,* including a review of mandate and structure of the Canadian Grain Commission (CGC).

Drul calls on all parties in the minority Parliament to work in a spirit of cooperation, ensuring that policy changes aimed at improving the livelihood of farmers are not delayed by partisan interests.

Agricore United is one of Canada's leading agri-business with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United leverages its technology, facilities, services and logistics expertise to connect prairie-based agricultural customers to domestic and international end-use customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU.LV".

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Cam Dahl
Government Relations/Policy Development Officer
(204) 954-1122
cdahl@agricoreunited.com